                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  July 22, 2002

                        Net Serviços de Comunicação S.A.
                    (Exact Name as Specified in its Charter)

                        Net Communications Services Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Net Serviços de Comunicação S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira
      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: July 22, 2002

     This release contains forward-looking  statements relating to the prospects of the  business,  estimates for  operating  and  financial  results,  and those
related  to  growth   prospects  of Net Serviços de Comunicação are  merely
projections  and, as such,  are based  exclusively  on the  expectations  of Net
Serviços de Comunicação management concerning the future of the business and our continued  access to capital to fund our  business  plan.  Such  forward-looking statements depend,  substantially,  on changes in market conditions,  government regulations,  competitive  pressures,  the performance of the Brazilian economy, the industry  and that of the  international  markets and other risks  disclosed herein and in our filed  disclosure  documents  and are,  therefore,  subject to change without prior notice.
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Summary of the Proposed Recapitalization

The major shareholders of Net Serviços de Comunicação S.A. (the “Company”) have agreed to effect a recapitalization of approximately R$1 billion to increase the Company’s equity capital and to reduce its debt. The proposed recapitalization includes a proposed Brazilian offering of common and preferred shares.

Except as otherwise noted, amounts set out in U.S. dollars in this section that have been translated from reais have been translated at the exchange rate in effect on March 31, 2002 of R$2.3236=US$1.00. As of July 17, 2002, the rate of exchange was R$2.896=US$1.00.

The various commitments of the Company’s major shareholders participating in the Proposed Recapitalization and that of Banco BBA Creditanstalt S.A. in a minimum amount of R$1 billion are listed in the table below with U.S. dollar equivalents. The Proposed Recapitalization is being effected pursuant to an agreement called the Protocol of Recapitalization of Net Serviços, which was signed on April 10, 2002, and subsequently amended on April 30, 2002 and June 14, 2002, among the Company and the Company’s major shareholders. Before deducting expenses, the Company expects that the purchase by BNDES Participações S.A. (“Bndespar”) and RBS Participações S.A. (“RBS”) of common and preferred shares in the Proposed Recapitalization would provide the Company with gross cash proceeds of approximately R$175.7 million. Please note that the table below does not take into account convertible debentures that may be delivered as consideration for subscribing shares by current holders other than those listed below. Based on the exchange rate as of July 17, 2002, the U.S. dollar equivalent of the total Proposed Recapitalization would amount to approximately US$343.3 million.

(1)Globopar Comunições e Participações S.A. (“Globopar”) and its affiliates will satisfy their purchase commitment by converting all of the past-due programming fees owed to them by the Company into shares. This will not result in new cash proceeds to the Company.

(2) Figure represents the value of the advance for future capitalization (“AFAC”) advanced by Globopar and its affiliates during 2001 (as valued in the Protocol of Recapitalization at R$305.6 million (US$131.5 million)), as well as the AFAC of R$10.0 million (US$4.3 million) advanced by Globopar and its affiliates on April 9, 2002. At March 31, 2002, the AFAC advanced in 2001 was valued at R$312.7 million (US$134.6 million). This will not result in new cash proceeds to the Company.

(3) Bradesplan Participacoes S.A. ("Bradesplan") or any of its affiliates will convert its R$78.8 million loan made to the Company in July 2002 into shares. This will not result in new cash proceeds to the Company.

(4) RBS will satisfy R$1.8 million (US$775,000) of its R$56.0 million (US$24.1 million) total commitment by converting all of the programming fees and services rendered fees owed to it by the Company into shares, by converting R$18.0 million (US$7.4 million) in loans owed by the Company to RBS and also by converting R$16.4 million (US$7.1 million) in loans owed by the Company to RBS Interativa S.A., an affiliate of RBS, into shares. This portion of the RBS purchase commitment will not result in new cash proceeds to the Company.

All figures in the above table are stated in millions as of March 31, 2002 and have been updated to reflect events that have occurred since June 14, 2002 (the last amendment to the Protocol of Recapitalization) that would effect the commitments of Banco BBA Creditanstalt S.A. or the shareholders party to the Proposed Recapitalization.

The Protocol of Recapitalization provides for certain conditions precedent to the Company’s capitalization by the shareholder signatories, including: (i) the Company’s listing as a level 2 company with Bovespa; (ii) execution of an amended shareholders’ agreement; (iii) the re-establishment of the Company’s ability to restructure its debts in a matter satisfactory to the shareholder signatories to the Protocol of Recapitalization; and (iv) execution of an agreement between the Company and Net Brasil S.A. providing for a resolution of certain disputes arising out of their commercial relationship.

The following events have taken place: (i) on June 27, 2002, the Company was listed as a level 2 company with the Bovespa; (ii) the shareholders executed the shareholders’ agreement, as amended; (iii) the Company obtained commitments from certain of its creditors and as a result 90.8% of the US$236.8 million, excluding any accrued interest (translated at the exchange rate on June 30, 2002 of R$2.8444=US$1.00), of the Company’s debt is now subject to the debt restructuring in a manner satisfactory to the shareholder signatories to the Protocol of Recapitalization; and (iv) the Company and Net Brasil S.A. executed an agreement providing for the resolution of disputes relating to their commercial relationship.

All of the conditions precedent above have been complied with. Therefore, the shareholder signatories to the Protocol of Recapitalization are obligated to proceed with the recapitalization pursuant to the terms of the Protocol of Recapitalization. In addition, the shareholder signatories to the Protocol of Recapitalization have confirmed to the Company that they consider all of the conditions precedent to the recapitalization to have been met.

On June 30, 2002, on a pro forma basis not reviewed by the Company’s auditors, the Company’s accounts payable to suppliers totaled approximately R$59.0 million (US$20.7 million) and the Company’s accounts payable in respect of programming fees totaled approximately R$228.9 million (US$80.5 million), translated from reais, in each case at the exchange rate in effect on June 30, 2002 of R$2.8444=US$1.00. The Company’s past-due obligations to suppliers are subject to renegotiation between the Company and its suppliers. The creditors with which the Company has past-due obligations relating to programming fees fall into two categories: (i) the Company’s shareholders and their affiliates and (ii) third parties, who are neither shareholders of the Company nor affiliates of the Company’s shareholders. The programming fees due to Globopar, and its affiliates, will be capitalized in accordance with the terms of the Protocol of Recapitalization in an amount of approximately R$155.2 million (US$66.8 million). After this capitalization, the Company’s remaining obligations to Globopar and its affiliates in respect of programming fees will total approximately R$6.7 million ($2.9 million) due to Globosat Programadora Ltda. (controlled by Globopar), in connection with the costs associated with the Brazilian Soccer Championships for the fiscal years 2002, 2003 and 2004. The total programming fees due to RBS and its affiliates of approximately R$1.8 million will be capitalized in accordance with the terms of the Protocol of Recapitalization. Past-due amounts in connection with programming fees owed to third parties that are not shareholders of the Company or their affiliates totaled R$38.0 million (US$16.4 million) on March 31, 2002 and R$58.3 million on June 30, 2002 (US$20.5 million, translated from reais at the exchange rate in effect on June 30, 2002 of R$2.8444=US$1.00), approximately 50% of which will be paid out of the cash proceeds raised in the Proposed Recapitalization.

Net Brasil Programming Agreement

In July 2002, the Company and Net Brasil S.A. entered into an agreement setting forth the terms related to the resolution of disputes that may arise as a result of the commercial relationship existing between them. This agreement was a condition precedent to the Protocol of Recapitalization shareholder signatories’ commitment to capitalize the Company.

Pursuant to this agreement, in the event of a conflict arising out of the commercial relationship between the Company and Net Brasil S.A., such conflict shall be subject to the review of the Marketing and Programming Committee. Such Marketing and Programming Committee consists of up to five representatives from each of the Company and Net Brasil S.A. The Marketing and Programming Committee will meet every 15 days and will review the commercial relationship which exists between the two parties.

Globopar Loans

On July 12, 2002, Globopar entered into a loan agreement with the Company in the amount of R$35.0 million (US$12.1 million). The translation from reais into U.S. dollars for this loan has been translated at the exchange rate on July 17, 2002 of R$2.896=US$1.00. The Company used these funds to partially pay off the zero-coupon guaranteed notes issued in 2001 by its subsidiary Jonquil Ventures Ltd. (the “zero-coupon guaranteed notes”), at their maturity date, on July 15, 2002. The Company expects to pay this loan in full using proceeds raised from its proposed Brazilian offering.

RBS Loans and Programming Fees

RBS holds credits related to programming fees owed by the Company in an amount of approximately R$1.8 million (US$775,000). RBS will use such credits to subscribe for shares issued by the Company, as provided in the Protocol of Recapitalization. The translation from reais into U.S. dollars for this loan has been translated at the exchange rate on March 31, 2002 of R$2.3236=US$1.00.

RBS Interativa S.A. Loans

On July 11, 2002, RBS Interativa S.A., an affiliate of RBS, entered into a loan agreement with the Company, in the amount of R$16.4 million (US$5.7 million) and a maturity date of October 11, 2002. The Company used these funds to partially pay off the zero-coupon guaranteed notes, at their maturity date, on July 15, 2002. RBS Interativa S.A., or any company directly or indirectly controlled by it, will use this credit to subscribe common and preferred shares, in accordance with its commitment to subscribe common and preferred shares in the Protocol of Recapitalization, in an approximate amount of R$55.9 million (US$19.3 million). The translation from reais into U.S. dollars for this loan has been translated at the exchange rate on March 31, 2002 of R$2.3236=US$1.00.

Bradesplan Loans

On July 11, 2002, Bradesplan entered into a loan agreement with the Company, in the amount of R$78.8 million (US$27.2) and a maturity date of October 11, 2002. The Company used these funds to partially pay off the zero-coupon guaranteed notes, at their maturity date, on July 15, 2002. Bradesplan, or any company directly or indirectly controlled by it, will use this credit to subscribe common and preferred shares, in accordance with its commitment to subscribe common and preferred shares in the Protocol of Recapitalization, in the same amount of the loan. The translation from reais into U.S. dollars for this loan has been translated at the exchange rate on July 17, 2002 of R$2.896=U.S.$1.00.

Debt Restructuring of the Company and its Controlled Companies

As of March 31, 2002, the Company’s cash flow and other sources of funds, including the proceeds from the Proposed Recapitalization, were not expected to be sufficient to pay all the outstanding debt maturing in the third and fourth quarters of 2002 and in the fiscal year 2003. For this reason, the Company is renegotiating its debt obligations, as well as the debt obligations of its subsidiaries as described below.

The debt restructuring consists of the renegotiation of a total principal of US$236.8 million of the Company’s obligations existing as of June 30, 2002 consisting of: (i) trade financing agreements, in an aggregate amount of US$41.3 million; (ii) bank loans related to funds raised abroad, in an aggregate amount of US$30.0 million; (iii) working capital financing in an aggregate amount of US$16.9 million; (iv) non-convertible debentures, in an aggregate amount of US$68.6 million; and (v) floating rate notes issued by Net Sul Comunicações S.A., in an aggregate amount of US$80.0 million. These amounts, which have not been reviewed by the Company’s auditors, are translated from reais at the exchange rate in effect on June 30, 2002 of R$2.8444=US$1.00.

Banc of America Securities LLC – New York and Bank of America – Brasil S.A., institutions hired by the Company to act as its financial advisors in relation to the debt restructuring, have been negotiating with the Company’s main creditors and continue to try to bring in other creditors to participate in the debt restructuring. Certain of the Company’s creditors have agreed in principle to the debt restructuring and as a result 90.8% of US$236.8 million of the Company’s indebtedness is now subject to the debt restructuring, subject to certain conditions. One of the purposes of the debt restructuring is to extend the maturity dates of a substantial portion of the Company’s debt facilities and instruments which will come due in the fiscal years of 2002 and 2003.

The table below summarizes some of the anticipated specific terms and conditions of each debt instrument included in the debt restructuring, including the respective amortization schedules:

| Type of Debt | Tranche | Percentage of the Type of Debt Covered | Maturity | Interest Rates | Principal Amortization and Payment of Interest Rates |
|---|---|---|---|---|---|
| Trade Financing | A | 70% | 36 months | Convert into real-denominated debt with interest at CDI plus 3%;<br>**OR**<br>Maintain in U.S. dollars with interest at LIBOR plus (i) 3.75% (1st year), (ii) 4.25% (2nd year) and (iii) 4.75% (3rd year) | Principal to be paid at the maturity date: interest to be paid in accordance with original debt instruments |
| | B | 30% | 06.15.2006 | Convert into real-denominated debt with interest at CDI plus 2.5%<br>**OR**<br>Maintain in U.S. dollars with interest at LIBOR plus 3.75% | Principal to be paid in 30 monthly installments beginning 01.15.2004: interest to be paid monthly |
| Bank Loans of Funds Raised Abroad | A | 70% | 36 months | Convert into real-denominated debt with interest at CDI plus 3%;<br>**OR**<br>Maintain in U.S. dollars, with interest at a rate equal to the real-U.S. dollar exchange rate variation, plus 9.0% | Principal to be paid at the maturity date: interest to be paid in accordance with the original debt instruments |
| | B | 30% | 06.15.2006 | Convert into real-denominated debt with interest at CDI plus 2.5%;<br>**OR**<br>Maintain in U.S. dollars, with interest at a rate equal to the real-U.S. dollar exchange rate variation, plus 8.5% | Principal to be paid in 30 monthly installments beginning 01.15.2004: interest to be paid monthly |
| Working Capital Financing | A | 70% | 36 months | CDI plus 3% | Principal to be paid at the maturity date: interest to be paid in accordance with original debt instruments |
| | B | 30% | 06.15.2006 | CDI plus 2.5% | Principal to be paid in 30 monthly installments beginning 01.15.2004: interest to be paid monthly |
| Non-convertible Debentures | Not applicable | 100% | 12.01.2006 | CDI plus 3.3% | 30% of principal to be paid in 30 monthly installments beginning 01.15.2004: 70% to be paid in a single installment due on 12.01.2006: interest to be paid semiannually on 70% and monthly on 30% of the outstanding principal amount |
| Floating Rate Notes | A | 30% | 06.15.2006[1] | Convert into real-denominated debt with interest at CDI plus 2.5%;<br>**OR**<br>Maintain in U.S. dollars, with interest at original interest rates | Principal to be paid in 30 monthly installments beginning on 01.15.2004: interest to be paid monthly |
| | B | 70% | 10.31.2005[1] | Convert into real-denominated debt with interest at CDI plus 3%;<br>**OR**<br>Maintain in U.S. dollars LIBOR plus (i) 3.75% from 11.01.2002 until 10.31.2003, (ii) 4.25% from 11.01.2003 until 10.31.2004 and (iii) 4.75% from 11.01.2004 until 10.31.2005 | Principal to be paid at the maturity date: interest to be paid in accordance with original debt instruments |

(1)Early redemption ("put") option waived in principle by substantially all of the holders of the Floating Rate Notes.

The main terms and conditions of the debt restructuring, as applicable to all the tranches of the Company’s indebtedness described above, are the following:

- Mandatory prepayment. In the event that the equity raised in the Proposed Recapitalization and the offering exceeds the sum of R$1.36 billion (US$478.1 million; translated from reais at the exchange rate in effect at June 30, 2002 of R$2.8444=US1.00), and any adjustments to any advances made by the shareholder signatories to the Protocol of Recapitalization in the form of AFACs, 50% of such excess will be allocated to the pro rata prepayment of the debt subject to the debt restructuring;

- Non-mandatory prepayment. The Company will have the right to pre-pay its debt or to redeem the debt securities issued by it or by any of its controlled companies, at any time during the term of the respective agreements;

- Guarantees. The Company has granted the following security for the benefit of the creditors participating in the debt restructuring: (i) pledge of accounts receivable that the Company is or will become entitled to receive in connection with 295,000 subscribers of its cable television subscribers of two of its operating subsidiaries, Net Rio S.A. and Net São Paulo Ltda., and (ii) pledge of the assets of the broadcasting network owned by the Company or by its subsidiaries, in a total of 35,187 kilometers (“Cable Network”). The pledge of the Company’s Cable Network will be granted pro rata to its creditors participating in the debt restructuring, provided that the Company obtains the approval from (i) the holders of its senior guaranteed notes due 2004 (the “senior guaranteed notes”) and (ii) the International Finance Corporation (the “IFC”), so that this guarantee can be granted, pro rata, to its future creditors (subject to the financial ratios below). In the event that the encumbrance on the Company’s Cable Network prohibits any transaction entered into for the purpose of leveraging its Cable Network, such as the incorporation of companies or consortiums to explore the infrastructure or a sale-leaseback transaction, the creditors would receive as a guarantee the pledge of the assets undertaken by the Company as part of the respective transaction, such as the shares issued by the companies that own the Cable Network corresponding to the same value. If the holders of the Company’s senior guaranteed notes and/or the IFC do not grant such approval, the Company would grant the pledge of its Cable Network after (i) the payment of the senior guaranteed notes and of the IFC facility, whichever occurs later (in the event that both the noteholders and the IFC do not grant the approval) or (ii) the payment of the senior guaranteed notes or the IFC facility, as the case may be (if only one party does not grant the approval);

- Acceleration of the Maturity Date in the Event of Change of Control. A transfer of control will only be deemed to occur if the signatories to the shareholders’ agreement, as amended, or their affiliates and respective successors cease to own, in aggregate directly or indirectly, at least 50% of the Company’s common shares. Such a transfer of control event will trigger acceleration of maturity under certain of the debt instruments subject to the debt restructuring;

- Transfer of Equity Interest in Subsidiaries. The Company is not permitted to transfer the equity interest it holds in its subsidiaries, other than those subsidiaries that are in default or do not conform to the business and strategic plans of the Company;

- Grant of Pledges of Assets. The Company may only grant a pledge of its assets to third parties if it extends such pledge, pro rata, to all the creditors participating in the debt restructuring;

-Financial Ratios.The ratio of consolidated net indebtedness to consolidated EBITDA recorded in the Company's financial statements will not exceed:

                           YEAR                            RATIO
                           2002                             5.25
                           2003                             5.00
                           2004                             3.85
                           2005                             3.50
                           2006                             3.25

In addition, the Company’s ratio of consolidated EBITDA to consolidated net interest expense at December 31 of each year, will not be lower than the ratios below, in the specified periods:

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                    Period                                             Ratio

                    January 1, 2002 to December 31, 2002               1.0
                    January 1, 2003 to December 31, 2003               1.2
                    January 1, 2004 to December 31, 2004               1.5
                    January 1, 2005 to December 31, 2005               2.0
                    January 1, 2006 to December 31, 2006               2.0

- Financial Ratio Applicable to the Floating Rate Notes. The ratio of consolidated debt to consolidated EBITDA of the Company will not exceed the ratios below in the following periods:

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                    Period                                             Ratio
                    January 1, 2002 to December 31, 2002               5.25
                    January 1, 2003 to December 31, 2003               5.00
                    January 1, 2004 to December 31, 2004               3.85
                    January 1, 2005 up to Maturity Dates of            3.50
                    Tranches A or B

The Company, together with its controlled companies (including Net Sul Comunicações Ltda.), will not present EBITDA to consolidated net interest expense applicable at December 31 of each year lower than the ratios below, in the following periods:

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                    Period                                             Ratio

                    January 1, 2002 to December 31, 2002               1.00
                    January 1, 2003 to December 31, 2003               1.20
                    January 1, 2004 to December 31, 2004               1.50
                    January 1, 2005 up to the Maturity Dates of        2.00
                    Tranches A and B

- Debt Conversion into Domestic Currency. To the extent commercially practicable, the creditors will have the option to negotiate with the Company in order to enable them to convert debt denominated in foreign currencies into the domestic currency denominations, in generally accepted market conditions.

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The commitment of every creditor to participate in the Company’s debt restructuring is subject to the conclusion of the Proposed Recapitalization to be undertaken by the shareholder signatories of the Protocol of Recapitalization in the minimum amount of R$1 billion and also to some other specific conditions imposed by certain creditors having their debt subject to the Company’s debt restructuring. Some of these conditions are indicated below:

- The negotiation and execution of final agreements containing the new terms and conditions of the indebtedness subject to the debt restructuring;

- Participation of creditors who hold minimum specified percentages of debt in the Company’s debt restructuring, representing a significant portion of the Company’s indebtedness;

- In case of credits and claims held by an investment fund, the absence of any opposition from investors of such investment fund;

- The absence of certain defaults with respect to the Company's debt instruments; and

- The approval in the non-convertible debenture holders’ meeting of the terms of the debt restructuring. The Company has already complied with this condition by getting the approval of the majority of the holders of the non-convertible debentures in relation to the terms and conditions of the debt restructuring.

In the event that only the debt restructuring and the Proposed Recapitalization were completed on the terms and conditions described herein, the pro forma maturity of the principal amount of the Company’s short-term debt, at July 31, 2002 (not reviewed by the Company’s auditors), is expected to be as follows:

(1) Amounts in this table have been converted from pro forma amounts in reais at an assumed exchange rate of R$2.89=US$1.00.

(2) The BNDES facilities will be fully paid with the proceeds raised through the Offering and the IFC facility will be partially paid.

In the event that only the debt restructuring and the Proposed Recapitalization were completed, upon the terms and conditions described herein, the pro forma maturity of the principal amount of the Company's long-term and short-term debt, at July 31, 2002 (not reviewed by the Company's auditors), is expected to be as follows:

(1) Amounts in this table have been converted from pro forma amounts in reais at an assumed exchange rate of R$2.89=US$1.00.

The Company cannot assure you that it will be able to comply with all the terms and conditions described above in connection with each creditor or that it will be able to finalize the restructuring of its debt upon the terms proposed to the creditors.

In addition, the IFC has agreed in principle to the amendment of certain covenants, including financial covenants, contained in the IFC facility, and the Company expects that the IFC will participate pro rata with the other creditors in the security package that will be granted as a part of the debt restructuring.

Management Discussion and Analysis of Financial Condition and Results of Operation for the Three Months Ended March 31, 2002

The following discussion and analysis of the Company’s financial condition and results of operations for the three months ended March 31, 2002 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements included in the Company’s quarterly report filed with the United States Securities and Exchange Commission (the “Commission”) on Form 6-K for the quarterly period ended March 31, 2002 and with “Item 5. Operating and Financial Review and Prospects” in the Company’s annual report filed with the Commission on Form 20-F for the year ended December 31, 2001.

Three Months Ended March 31, 2002 Compared to the Three Months Ended March 31, 2001 Subscription revenues

Subscription revenues consist of monthly subscription fees paid by pay-television and broadband subscribers. These revenues decreased by 10.9% to US$126.3 million for the first three months of 2002 from US$141.7 million in the first three months of 2001. The decrease in subscription revenues in U.S. dollars was primarily due to the devaluation of the real against the U.S. dollar and a reduction of approximately 91,000 in the number of active subscribers, reflecting the slowdown in the Brazilian economy. This decrease was partially offset by increases in monthly subscription fee rates in reais that went into effect in June 2001. In the broadband business, the Company experienced a 26% increase in the number of Vírtua subscribers from 43,745 in the first quarter of 2001 to 55,059 in the first quarter of 2002.

Sign-on and hook-up fee revenues

Sign-on and hook-up fee revenues decreased by 60.4% to US$3.4 million in the first quarter of 2002 from US$8.5 million in the first quarter of 2001. This decrease was primarily due to a decrease in sales for both cable and broadband Internet services which was caused, in part, by a reduction of both marketing efforts and campaigns to increase the Company’s subscriber base, the purpose of which was to reduce significant investment in installation services.

Telecommunication service revenue

Telecommunications service revenue consists of monthly fees the Company receives from corporate customers for data transmission services the Company offers through Vicom. Telecommunication service revenue decreased by 16.9% to US$5.5 million in the first quarter of 2002 from US$6.7 million in the first quarter of 2001 primarily due to the devaluation of the real against the U.S. dollar.

Other services

Other services revenues consist of revenues from sales of pay-per-view programs and the Company’s programming guide, programming package upgrades, technical support services and disconnection/reconnection services. Revenue from other services increased by 7.5% to US$9.2 million in the first quarter of 2002 from US$8.6 million in the first quarter of 2001. The increase was primarily due to an increase in demand for the Company’s pay-per-view programs, sales of which increased 44% compared to the first quarter of 2001. This increase was primarily due to the larger sales of interstate soccer championships, such as the Rio-São Paulo Tournament and the Sul-Minas Cup.

A substantial part of the Company’s pay-per-view revenues each year is derived from its telecast of the state, interstate and national soccer championships, which usually begin in January, March and August, respectively, of each year. Therefore, its pay-per-view revenues tend to be seasonal, with a disproportionate percentage recorded in the first and third quarters of each year.

Taxes and other deductions from revenues

Taxes and other deductions from revenues consist of:

- the Imposto sobre Circulação de Mercadoria e Serviços, or ICMS tax, which effective January 1, 2001, increased to 10% from 7.5% in each state in which the Company operates (other than Rio Grande do Sul, where the rate is 12%) and which is levied on subscription revenues and sign-on and hook-up fees;

- the Imposto sobre Servicos, or ISS, a municipal tax on services that is levied on certain services such as maintenance and other technical activities, and the rate of which varies from municipality to municipality;

- the Contribuicao ao Programa de Integracao Social, or PIS, a federal social security tax that is levied at a rate of 0.65% on total revenues;

- the Contribuicao para Financiamento da Seguridade Social, or COFINS, a federal social security tax that is levied at a rate of 3% on total revenues; and

- effective as of January 2001, the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, and the Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, two new taxes computed on gross service revenues, excluding canceled sales and other taxes over this same base, that are levied at the rates of 1.0% and 0.5%, respectively.

Taxes and other deductions from revenues are directly linked to the Company’s volume of subscription sales. These expenses decreased by 5.9% to US$24.3 million in the first quarter of 2002 from US$25.9 million in the first quarter of 2001. The decrease in taxes and other deductions in U.S. dollars reflected both the decline in subscription revenues and the devaluation of the real against the U.S. dollar. The decrease was partially offset by an increase in the ICMS tax rate related to the services provided by Vírtua in São Paulo State, as the Company began paying into a judicial deposit account ICMS taxes being challenged by us equal in amount to the difference between the ICMS calculated tax rate of 10% and the 25% tax rate to which the São Paulo State government claims it is entitled. The increase in reais was also due to the full-quarter effect in the first quarter of 2002 of the FUST and the FUNTTEL contributions, collection of which began in March 2001 and therefore did not affect the entire first quarter of 2001.

Programming and other direct operating costs

Programming and other direct operating costs consist principally of programming fees paid through Net Brasil S.A. to Brazilian and international programmers including Globosat Progamadora Ltda., customer service expenses, network maintenance expenses, pole rental charges payable to utility companies, and payroll and related charges. Programming and other direct operating costs decreased in U.S. dollars by 8.9% to US$65.9 million in the first quarter of 2002 from US$72.4 million in the first quarter of 2001 due to the devaluation of the real against the U.S. dollar. However, in reais terms, these costs increased during the first quarter of 2002 compared to the comparable period in 2001 as a result of an increase in programming and royalties. The increase of such fees in reais was due to greater pay-per-view programming expenses, which resulted from higher pay-per-view sales and the increase in the real against the U.S. dollar exchange rate used for payments in respect of some of the Company’s channels.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 36.8% to US$20.7 million in the first quarter of 2002 from US$32.8 million in the first quarter of 2001. The decrease, which was also influenced by the devaluation of the real against the U.S. dollar, was primarily attributable to the reduction of the Company’s selling activities and its cost-cutting initiatives introduced in the middle of 2001.

Depreciation and amortization

Depreciation and amortization expenses decreased by 63.4% to US$24.6 million in the first three months of 2002 from US$67.2 million in the first three months of 2001. This decrease in depreciation expenses was primarily due to a reassessment of the useful lives of the Company’s assets such as headends, external network, decoders and cable modems, as well as to the absence of goodwill amortization in connection with the application of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” As a result, the Company increased estimated useful lives of specified assets and its depreciation expense declined accordingly. The useful lives of the assets affected by the reassessment increased from a range of 5 to 8 years, depending on the asset, to a range of 10 to 15 years. The reassessment was conducted based on an expert opinion issued by the company Teledesign. The conclusions set forth in the expert opinion were based upon an analysis of similar infrastructures existing in other countries. The report stated that many of the countries analyzed for purposes of the expert opinion have networks over twenty years old operated under more severe conditions (e.g., changes in temperature) than those found in Brazil and are nonetheless operational. The report further states that the increased useful lives of the assets used in many of these countries’ networks is due to the quality of the equipment, an understanding of the procedures used to build the infrastructure of the network, continuous maintenance and better knowledge of how to extend the useful life of the network. Taking into consideration the external expert opinion and the cash flows the Company expects to derive from its cable assets, the Company’s management decided to revise the estimated useful life to correlate more closely the income generation and depreciation expenses associated with these assets and thereby to present more realistic and meaningful financial statements. The following table summaries the reassessed useful lives and depreciation rates of certain assets:
Monetary indexation expense, net; Loss on exchange rate, net

Monetary indexation expense, net, consists of monetary correction charges on real-denominated debt, which represented approximately 47.5% and 39.3% of the Company’s total debt in the first quarter of 2002 and 2001, respectively. The Company’s real-denominated debt consists primarily of its convertible debentures, the principal amounts of which are adjusted periodically based on the IGP-M inflation index, a Brazilian inflation index calculated on a monthly basis by reference to price increases on a variety of goods and services nationwide; the Company’s loans from BNDES, the interest rates on which are adjusted periodically based on the TJLP, a long-term interest rate that includes an inflation factor that is reset quarterly; and the Company’s non-convertible debentures and receivables financing, on which the Company pays interest at the Brazilian interbank deposit rate, or CDI, plus a spread. The non-convertible debentures and the receivables financing do not impact the Company’s monetary indexation expense, net. The Company’s monetary indexation expense, net was US$1.8 million at the end of the first quarter of 2002, a 83.1% decrease from US$10.7 million at the end of the first quarter of 2001. This decrease was due to a reduction in the IGP-M rate.

Loss on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar denominated debt, which represented approximately 52.5% and 60.7% of the Company’s total debt in the first quarter of 2002 and 2001, respectively. The Company records foreign exchange losses or gains on its U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or devaluation in relation to the real. The Company experienced exchange rate gains of US$1.1 million in the first quarter of 2002 compared to a loss of US$39.1 million in the first quarter of 2001 mainly because the devaluation of the real against the U.S. dollar was significantly lower during the first quarter of 2002 (0.1%) than during the first quarter of 2001 (10.5%).

Financial expenses

Financial expenses consist principally of interest payable on the Company’s outstanding debt; amortization of financial charges associated with the issuance of debt instruments; the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS taxes on financial revenues derived from short-term investments. Financial expenses decreased by 9.8% to US$31.1 million in the first quarter of 2002 from US$34.4 million in the first quarter of 2001. This decrease was primarily due to the devaluation of the real against the U.S. dollar and from lower gross debt levels in the latter period compared with the former. These effects were partially offset by the effect of an increase in Brazilian interest rates, as measured by the Selic rate (a reference interest rate established by the Brazilian Central Bank) from a range of 15.25% to 15.75% per annum in the first quarter of 2001 to a range of 18.5% to 19.0% per annum in the first quarter of 2002.

Financial income

Financial income consists of income on short-term investments, as well as penalty and interest payments the Company collects from subscribers who are late in their fee payments. Financial income decreased by 59.6% to US$1.6 million in the first quarter of 2002 from US$4.0 million in the first quarter of 2001. The decrease was primarily due to a lower cash balance in the first quarter of 2002 in comparison to the first quarter of 2001.

Equity in results of investees

Equity in results of investees reflects the Company’s share of gains and losses of subsidiaries in which it does not hold a majority stake. Equity in results of investees recorded a gain of US$0.21 million in the first quarter of 2002 compared to a gain of US$0.03 million in the first quarter of 2001.

Income tax expense

In the first quarter of 2002, the Company recorded income tax expenses of US$0.4 million compared to an income tax benefit of US$0.6 million during the first quarter of 2001.